Mail Stop 4561

June 14, 2007

Penny Perfect
Suite 1820 - 1111 West Georgia Street
Vancouver, BC Canada V6E 4M3

> **Re: Alphatrade.com**
> **Form 10-KSB for Fiscal Year Ended December 31, 2006**
> **Form 10-QSB for Fiscal Quarters Ended March 31, 2007**
> **File No. 000-25631**

Dear Mr. Perfect:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB

Financial Statements and Notes

Note 1 – Organization and Summary of Significant Accounting Policies

p. Marketable Securities – Available for Sale, page F-14

1. We note that you received marketable securities as compensation for your advertising services. Please clarify the nature of the equity instruments received and whether they have a readily determinable fair value consistent with paragraph 3(a) of SFAS 115. In addition, a significant portion of the value of equity instruments received appear to be in an unrealized loss position. Please advise how you

determined the value of the consideration received was comparable to the value of the services provided and how that impacted the amount of revenue you recorded for these transactions.

Note 6 – Related Party Transactions, page F-19 - F-20

2. We note that you have numerous arrangements by which employees and non-employees receive shares of stock of the company in exchange for compensation of the goods and services that they provided. Tell us how you considered SFAS 123R and EITF 96-18 in determining the fair value of such arrangements.

3. Reference is being made to page F-20. Clarify to us how you are accounting for the shares of Komodo, Inc. within in the company's financial statements.

Exhibit 31.1

4. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

5. We also note that the company did not disclose a certification for the principal financial officer. Please tell us of how you complied with Item 601(b)(31) of Regulation S-B as it requires a separate certification for each principal financial officer, or amend the filing accordingly.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

▪ the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief